VIA EDGAR

Mr Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington DC 20549
USA

2 September 2010

Dear Mr Spirgel

Re:          BT Group plc
Form 20-F for the fiscal year ended March 31, 2010
Filed May 26, 2010
File Number: 1-08819

The following responds to your comments as set forth in your comment letter dated August 5, 2010 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing.  For ease of review, the headings and page numbers below correspond to the headings set forth in the letter of August 5, 2010.  The Staff’s comments are highlighted in bold and italics below followed by BT Group plc’s (the “company”, the “group” and/or “BT’s”) responses. All page numbers in our responses correspond to the page numbers in the Form 20-F for the fiscal year ended March 31, 2010 (the “Form 20-F”).

Form 20-F for the fiscal year ended March 31, 2010

Summarized Group income statement, page 42

1.
You state in foot note (a) that “Adjusted” income statement items are considered non-GAAP measures.  We note that adjusted revenue, other operating income, operating costs, operating profit and share of post tax profit (losses) of associates and joint ventures and profit (loss) for the year are presented in our Group income statement on page 97 under the “Before specific items” column.  We also note your specific items disclosures on pages 87 and 106. Please revise to delete the reference to these measures as non-GAAP measures.  In addition, revise your MD&A accordingly.

Response:

As noted on page 55, the above mentioned ‘adjusted’ performance measures are initially derived from the relevant income statement measure ‘before specific items’ as disclosed on pages 96 to 97. These measures are then further adjusted to exclude contract and financial review charges of £1,639m recognised within BT Global Services in 2009 and net interest on pensions. Neither the contract and financial review charges nor net interest on pensions were included within our definition of specific items.

Therefore, in our view the adjusted measures as defined in the Form 20-F are ‘non-GAAP’ measures as they cannot be directly extracted from the ‘before specific items’ column on the face of the group income statement as presented on pages 96 to 97. Accordingly, we do not believe that the MD&A requires revision.

Funding and capital management

Pensions, page 53

2.	Please disclose the terms of Funding Adjustment Deed and its impact on your future liquidity or tell us why the disclosure is not required. In addition, disclose such terms in Note 29 on page 131.

Response:

The Funding Adjustment Deed agreed with the Trustee of the BT Pension Scheme (BTPS) in relation to the funding valuation at 31 December 2008 does not have a material impact on the future liquidity of the group and accordingly did not warrant additional disclosure over the disclosures already provided on pages 37, 53 to 54 and 127 to 132 of the Form 20-F.

The key information from a future liquidity perspective is the triennial actuarial funding valuation as at 31 December 2008 and associated deficit recovery plan, and not the Funding Adjustment Deed. The cash contributions to be made by the group to the BTPS are set every three years following the completion of an actuarial funding valuation and the agreement with the Trustee of a recovery plan under the requirements of the UK Pensions Act 2004. Accordingly the future cash contributions can and do change every three years based on the outcome of the actuarial funding valuation.

Recognising the uncertainty with regard to future cash contributions and the risks associated with defined benefit pension arrangements, we highlighted this as a principal risk and uncertainty for the business on page 37. In particular the risk highlights that “The results of future scheme valuations and associated funding requirements will be impacted by the future performance of investment markets, interest and inflation rates …..”.

We also disclose sensitivity analysis on page 131 showing the impact on the BTPS liability and service cost of changes in the key actuarial assumptions – being the discount rate, salary increases and life expectancy.

Consolidated Financial Statements

(i)	Basis of preparation and presentation of the financial statements. Presentation of specific items, page 87

3.	Please expand to disclose how you determine whether an item is considered to be significant one-off or unusual in nature.

4.
Please tell us in detail why the disposals of businesses and investments, business restructuring programmes and property rationalization programmes are considered significant one-off and/or unusual items.

Response:

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are one-off or unusual in nature and have little predictive value. This presentation is consistent with paragraph 86 of IAS 1 ‘Presentation of Financial Statements’ which states that ‘because the effects of an entity’s various activities, transaction and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists users in understanding the financial performance achieved and in making projections of future financial performance.’

The identification, classification and separate disclosure of an item as ‘specific’ is a matter of judgement for management taking into account the item’s size and nature or incidence. It is also consistent with how financial performance is measured by management and reported to the Board and the Operating Committee. Specific items do not arise from the underlying or ongoing trading of the group.

Disposals of businesses and investments are separately disclosed as specific items by virtue of their nature as they do not arise from the underlying or ongoing trading of the group. Similarly business restructuring and property rationalisation programmes are separately disclosed as specific items by virtue of both their size and nature.

Note 10.  Cash and cash equivalents, page 110

5.	Please disclose the nature of the restrictions, the key operating environments and time periods affected by these restrictions. Refer to paragraph 48 of IAS 7.

Response:

The value of restricted cash relative to the total value of cash and cash equivalents is not significant (being 3.7%). Also, as disclosed on page 110, more than half of these funds are at the group’s disposition within a reasonable period of time, subject to the necessary approvals being obtained, and we have no reason to believe such approvals would be withheld. Therefore, we believe these disclosures meet the requirements of paragraph 48 of IAS 7.

Note 29.  Retirement benefit plans…..page 128

6.	Please tell us in detail how your real and nominal discount rates assumptions are used in determining your pension obligation.

Response:

The liabilities under IAS 19 are measured by discounting the estimated future cash flows to be paid out by the pension scheme using the projected unit credit actuarial methodology. As required by IAS 19 (paragraph 78), the discount rate used is the current rate of return on high quality corporate bonds of an equivalent duration. It is the nominal rate that is used to discount the cash flows which, as disclosed on page 128, was 5.50% at 31 March 2010.

The assumed rate of inflation has an impact on the estimated future cash flows that are discounted. Accordingly there is a correlation between movements in the real discount rate and the present value of the liabilities such that a reduction in real rates results in an increase in liabilities. We also provide disclosure of the real rate because that gives investors information on the current market premium on such bonds above the market implied rate of inflation.

Note 29. Funding valuation and future funding obligations, page 131

7.	Please explain how the triennial valuation of your future funding obligations meets the requirements of paragraph 56 of IAS 19.

Response:

For accounting purposes, in accordance with the requirements of paragraph 56 of IAS 19, a valuation of the pension scheme assets and liabilities is undertaken by the group at each balance sheet date in the preparation of its consolidated financial statements. Pages 127 to 132 provide disclosures of assumptions and the basis of those valuations, valuation results, year on year movements and sensitivities.

The funding valuation referred to on page 131 is completely separate from the accounting valuation and must be carried out every three years by the Trustee of the pension scheme, under the UK Pensions Act 2004, using appropriately qualified independent actuaries. This triennial valuation determines the future cash contributions required to be made to the pension scheme and, accordingly,  is relevant information for disclosure in the Form 20-F.

In connection with our response to your comments the company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses please call me at +44 20 7356 5134 or Glyn Parry, Director of Group Financial Control at +44 20 7356 4742.

Yours sincerely

/s/ Tony Chanmugam
Group Finance Director
BT Group plc

Copies to:

BT Group plc
Glyn Parry

PricewaterhouseCoopers LLP
Philip Rivett

Freshfields Bruckhaus Deringer LLP
Sarah Murphy